Exhibit (a)(3)(ii)

HICKOK INCORPORATED

(formerly THE HICKOK ELECTRICAL INSTRUMENT COMPANY)

SUPPLEMENT TO OFFER TO PURCHASE FOR CASH

ALL CLASS A COMMON SHARES, $1.00 PAR VALUE,
HELD BY HOLDERS OF 99 OR FEWER SHARES

This supplement to the offer to purchase for cash (this "Supplement") supplements the offer to purchase for cash dated August 11, 2004 (the "Offer Memorandum") of Hickok Incorporated (the "Company") relating to the Company’s offer to purchase for cash all of its common shares held by shareholders that own 99 or fewer Class A common shares as of the close of business on August 2, 2004, subject to the terms set forth in this Supplement, the Offer Memorandum and in all related documents. You should read this Supplement in conjunction with the Offer Memorandum. This Supplement is qualified by reference to the Offer Memorandum, except to the extent the information in this Supplement supersedes the information contained in the Offer Memorandum.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE
SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THE OFFER OR THIS
 SUPPLEMENT, PASSED UPON THE MERITS OR FAIRNESS OF THE OFFER OR PASSED
 UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS SUPPLEMENT,
AND ANY REFERENCE TO THE CONTRARY IS A CRIMINAL OFFENSE

The Company is offering to purchase for cash all of its common shares held by shareholders that own 99 or fewer Class A common shares as of the close of business on August 2, 2004, subject to the terms set forth in this Supplement, the Offer Memorandum and in the related Letter of Transmittal.

The Company will pay $10.00 per Class A common share properly tendered by an eligible shareholder. Payment will be made promptly after expiration of the offer.

THE OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON
NOVEMBER 15, 2004, UNLESS EXTENDED. WE MAY EXTEND THE OFFER AT ANY
TIME.

If you have any questions regarding the offer, please contact Hickok at 1-800-342-5080 and ask for extension 454 or the Shareholder Offer Desk. If you would like additional copies of this document, please contact Hickok at 1-800-342-5080 and ask for extension 454 or the Shareholder Offer Desk and copies will be furnished to you promptly, free of charge. You may also contact your broker, dealer, commercial bank or trust company for assistance concerning the offer.

No person has been authorized to make any recommendation on our behalf as to whether eligible shareholders should tender their shares pursuant to the offer. No person has been authorized to give any information or to make any representations in connection with the offer other than those contained in this document, the Offer Memorandum or in the Letter of Transmittal. If made or given, any recommendation or other information should not be relied upon as having been authorized by us.

PLEASE READ THIS SUPPLEMENT, THE OFFER MEMORANDUM AND ALL
RELATED DOCUMENTS BEFORE MAKING ANY INVESTMENT DECISION.

THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE
SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR
ANY STATE SECURITIES COMMISSION PASSED UPON THE MERITS OR
FAIRNESS OF THIS TRANSACTION NOR UPON THE ADEQUACY OR ACCURACY
OF THE INFORMATION CONTAINED IN THIS OFFER TO PURCHASE. ANY
REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Supplement is October 29, 2004.

FORWARD LOOKING STATEMENTS

This Supplement includes forward-looking statements relating to the business of the Company. Terms such as "will," "should," "plan," "intend," "expect," "continue," "believe," "anticipate" and "seek," as well as similar comments, are forward-looking in nature. These forward-looking statements, or other statements made by the Company, are made based on management's expectations and beliefs concerning future events impacting the Company and are subject to uncertainties and factors (including, but not limited to, those specified below) which are difficult to predict and, in many instances, are beyond the control of the Company. As a result, actual results of the Company could differ materially from those expressed in or implied by any such forward-looking statements. These uncertainties and factors include (a) the Company's dependence upon a limited number of customers, including Ford Motor Company, (b) the highly competitive industry in which the Company operates, which includes several competitors with greater financial resources and larger sales organizations, (c) the acceptance in the marketplace of new products and/or services developed or under development by the Company including automotive diagnostic products, fastening systems products and indicating instrument products, (d) the ability of the Company to further establish distribution and a customer base in the automotive aftermarket, (e) the Company's ability to capitalize on market opportunities, (f) pricing pressures, and (g) overall economic, market and industry growth conditions (including, the impact that acts of terrorism may have on such conditions). We undertake no obligation to review or update these forward-looking statements or other information contained herein.

TERMINATION OF REGISTRATION

If, during or after completion of this offer, we have fewer than 300 shareholders of record, we intend to terminate the registration of our Class A common shares under the Securities Exchange Act of 1934 (the "Exchange Act") and become a private, non-reporting company. This means that we will no longer file periodic reports with the Securities and Exchange Commission (the "SEC"), including, among other things, annual reports on Form 10-KSB and quarterly reports on Form 10-QSB, and we will not be subject to the SEC’s proxy rules. Although it is unlikely that our number of shareholders would drop below 300 until after the expiration date of the offer, if, due to regular market activity, we become aware that we have fewer than 300 shareholders of record, we intend to terminate the registration of our Class A common shares under the Securities Exchange Act of 1934 and become a private, non-reporting company. Regardless of any such termination of registration, we will pay for any properly tendered eligible shares in the manner set forth in the Offer Memorandum and related documents at the conclusion of the offer.

The estimated annual savings to the Company if we terminate the registration of our Class A common shares under the Exchange Act and become a private, non-reporting company are as follows:

Outside Professional Fees:

Accounting fees related to SEC work	$45,000
Additional outside accounting for internal control compliance	$30,000
Legal fees related to SEC work	$38,000
Investor communications	$8,000
Transfer agent fees	$5,000
Stock exchange fees	$15,000
Additional insurance premiums	$11,000
News releases and public relation expenses	$4,000
Other (less than $500 per item)	$4,000

TOTAL	$160,000

In addition, the management of the Company estimated time devoted to tasks associated with public reporting is as follows:

Chief Executive Officer        Approximately 15%
Chief Financial Officer         Approximately 30%
Other managers                   Approximately  3%

After consummation of the offer, if the number of holders of the Company’s Class A common shares remains above 300, the Company will not be able to terminate its registration obligations under the Exchange Act. The offer is not expected to adversely effect the Company’s current financial condition if the Company is unable to terminate its registration obligations. If the offer is unsuccessful, compliance with requirements of the Sarbanes-Oxley Act will require management time that otherwise would be applied to the conduct of other aspects of the Company’s business and is expected to increase certain expenses an estimated $60,000 annually. The board considered these ramifications when determining to make the offer.

BACKGROUND OF THE BOARD’S DETERMINATION TO PURSUE THIS OFFER

Since 1999, the board has had discussions of whether the Company should consider a transaction that could terminate its registration obligations with regard to its Class A common shares at one and occasionally two board meetings of the four meetings the board has each year. Generally, Robert Bauman, the President and CEO, of the Company brought up the subject, although several times other directors initiated the discussion. In each instance until the December 2003 meeting many of the reasons stated in this Offer Memorandum were cited. Until recently, after some discussion, our board always determined that while there could be benefits to the Company resulting from deregistration, other issues facing the Company were deemed more important at those times and the subject was deferred for future consideration.

At the December 10, 2003 board meeting the subject was again initiated by Robert Bauman. Management had studied the impact that the Sarbanes-Oxley Act and particularly Section 404 under the Exchange Act would have on the cost of being a public company and the management time needed to incorporate the systems required. After extensive discussion and review of the findings the board determined to form an ad-hoc committee to further examine the implications and recommend a course of action. Board members Robert L. Bauman, James T. Martin, Michael L. Miller and Hugh S. Seaholm served on the ad-hoc committee.

The committee met two times prior to the scheduled February 2004 board meeting, on January 26, 2004 and February 17, 2004. At the January meeting, the committee discussed the possibility of decreasing the number of shareholders below 300 through a going private transaction, the estimated costs of such a transaction and the estimated costs of future public company compliance.

At the February 17 committee meeting, the members had additional discussions about implications to shareholders of a going private transaction. In addition, the committee discussed anecdotal information obtained by several board members and management about the experience of other companies regarding their estimates of their compliance costs, alternative compliance methods and costs of a going private transaction. Finally, the committee decided to recommend to the board that the Company seriously consider a going private transaction and that the Company should pursue additional estimates, documentation and information that would be required to make final decisions on the efficacy of such a transaction.

At the regularly scheduled board meeting on February 18, 2004, the board determined to further investigate the possibility of a reverse stock split or the offer, and directed management and the Chairman of the Audit Committee to acquire an appraisal and fairness opinion relative to a going private transaction. At that same meeting the Chairman of the Board and the Chief Executive Officer, together representing 11.0% of the Company’s Class A common shares and 48.7% of the Company’s Class B common shares, expressed that they would be opposed to considering a sale of the Company without stating reasons for their position.

During a special meeting on March 19, 2004, the board discussed meetings that representatives of the Company had with representatives of Loveman-Curtiss, Inc. ("Loveman-Curtiss") and decided to retain Loveman-Curtiss to prepare an appraisal regarding the value of the Company’s Class A common shares and a fairness opinion regarding a potential going private transaction. During the meetings between representatives of Loveman-Curtiss and representatives of the Company, preparation of the appraisal and fairness opinion was discussed as well as general information regarding the Company and its business and Loveman-Curtiss’ qualifications and experience. At the regularly scheduled board meeting on June 9, 2004, the board discussed issues related to the possible going private transaction and reviewed preliminary drafts of the appraisal and fairness opinion submitted by Loveman-Curtiss that were substantially similar to the final appraisal and fairness opinion. The final appraisal and fairness opinion contained corrections and minor adjustments not included in the preliminary drafts. No representatives of Loveman-Curtiss were present at the June 9, 2004 board meeting. At this time, the board focused on the offer as the form of the potential going private transaction.

After review of the appraisal and fairness opinion from Loveman-Curtiss, the board held a special meeting on June 30, 2004 that all members attended. The board explored a variety of possible offering prices that might cause the odd lot holders to tender their shares and also be fair to the remaining shareholders of the Company. An offering price of $10.00 per share was determined to be the price that was expected to achieve the Company’s objectives and yet not place undue strain on the Company’s finances. As discussed below in the section entitled "FAIRNESS OF THIS OFFER" and in the section of the Offer Memorandum entitled "Our Position as to the Fairness of the Offer to Unaffiliated Shareholders", the board determined that the $10.00 per share offer price was fair to both unaffiliated eligible shareholders, regardless of whether they choose to participate, and unaffiliated shareholders who are not eligible to participate in the offer. The board also felt that the $10.00 per share offer price represented a significant enough premium to recent trading prices that a number of eligible shareholders would tender their shares to the Company, perhaps enough to allow the Company to terminate the registration of its common shares under the Securities and Exchange Act of 1934. The board chose the $10.00 offer price because the board believed that a lower offer price might not allow the Company to achieve its objectives and that a higher offer price might cause the Company to spend an unreasonable amount of cash in connection with the offer.

TIMING OF THIS OFFER

The Sarbanes-Oxley Act was enacted nearly two years ago but the requirements of many of its provisions were just recently determined. As specific elements were defined and compliance deadlines set, the burden imposed on our Company became more defined. In 2003, compliance dates for certain provisions, including compliance under Section 404 of the Exchange Act were announced. The Company would not be required to fulfill certain compliance provisions until 2005. After understanding the new provisions, we estimated that the required management time to implement the necessary systems was in excess of the time that would be devoted to efforts to implement the offer. In addition, compliance was estimated to add $60,000 to the yearly expense of being a public company. These estimates were the basis for the board to again examine the best course of action for the Company and its shareholders.

Management and the board regularly review methods of reducing the Company’s expenses, including expenses associated with being a public company. The Company has substantially reduced expenses over the past five years through methods such as closing a facility in Kirkwood, Pennsylvania in 2000 and reducing staff and other expenses throughout the Company by over 20% in April 2001. The Company has always included regular reviews of operating expenses for the purpose of finding ways to reduce costs in all operations. In addition, in order to reduce expenses, the Company has undertaken a number of duties related to being a public company that in the past had been performed by outside professionals, including filing documents directly with the SEC. The Company also has implemented more thorough audit preparation procedures in order to reduce audit costs.

Enactment of the Sarbanes-Oxley Act and implementation of its provisions added additional unavoidable expenses to the cost of being a public company. As a number of the provisions of the Act were defined after enactment, the associated expenses became clearer. The board and management, in consultation with the Company’s outside professionals, regularly reviewed the effects of the Act on the Company. When the costs of compliance with the provisions of the Sarbanes-Oxley Act became clear, including Section 404, the board decided that the expense and devotion of management time to being a public company outweighed the benefits to our shareholders. Costs specifically identified as additional expenses related to compliance with the Sarbanes-Oxley Act that could not be mitigated were identified and resulted in the estimate of $60,000. When combining these additional costs with the other costs associated with being public, considering the size of our Company and historic market treatment of our stock value, the board determined that a going private transaction was the best course of action for the Company.

ALTERNATIVES TO THIS OFFER

The board briefly considered whether a transaction in which the Company would buyback all publicly held shares could be an alternative to the offer. The Company has 762,588 Class A common shares and 454,866 Class B shares that are immediately convertible to Class A common shares, aggregated for a total of 1,217,454 shares. The board estimated, based on market prices, that a buyback of all publicly held shares could cost $6,000,000 to $8,000,000, and would necessitate the Company incurring debt in the $3,000,000 to $5,000,000 range. The total cost of conducting the offer, including payment for shares and expenses, is estimated to be approximately $185,000. The board considered the high amount of debt that would need to be incurred in a buyback of all publicly held shared against the relatively small cost of the offer. In light of the recent history of the Company and the desire of the board that the Company not incur additional debt service at this time, the board determined that the more expensive option was unduly risky to the long term financial condition of the Company.

A reverse stock split was considered, however, for two main reasons the board determined not to pursue this type of transaction. First, under this alternative, odd lot shareholders would have no choice but to accept cash for their shares. Second, the board felt it unlikely a two-thirds majority vote of the Class A common holders could be obtained. This conclusion was based in part on a telephone conversation, after the Company’s February 24, 2004 news release that the board was considering a going private transaction, between Company management and a representative of Koonce Securities, Inc. ("Koonce"), who beneficially holds 26.9% of the Class A common shares, in which Koonce expressed opposition to a going private transaction. Koonce did not indicate any reasons why it opposed a going private transaction, only expressing that they felt the value of the Company would be greater remaining public. Koonce’s opposition was seriously considered by the board prior to its final determination to go forward with the offer.

FAIRNESS OF THIS OFFER

When arriving at the decision to pursue the offer, the board reviewed Company results of operations and prospects for the business and the board considered that, prior to the current year, the Company suffered losses in four out of the five previous years. One year, fiscal year 2002, we earned a modest profit. However, during this period the Company managed to maintain a strong balance sheet. During the current year, the Company is projecting a profit, however, a one time emissions program is largely responsible for the expected profit. There may be additional emissions programs opportunities in the future but such programs are subject to large uncertainties. As a result, reducing expenses is considered very important for the Company and its shareholders.

The Company has been "re-inventing" its business to reduce dependence on a few large customers and accordingly the availability of management time is considered critical to future success. After reviewing the time currently spent by management because of our public status and determining the additional time Sarbanes-Oxley Act compliance would require, the board believes that the Company and its shareholders can be better served by deregistering.

When the board considered repurchases of the common shares it considered historical and recent trading prices. In addition, the Company has not historically repurchased common shares except for infrequent purchases as a courtesy to retired employees with small holdings at the then current market price. The Company has purchased 2,296 Class A Common shares over the past two years from two retired employees for $5.75 per share. The board is sensitive to the market for our Class A common shares and often discussed market prices and trading activity during meetings. As a result, when discussing the fairness of this offer to unaffiliated shareholders the board had considerable background in the price, volatility, and volume of the historical trading of our Class A common shares. This knowledge provided the board members with the necessary background as to market history on which to base fairness considerations.

In determining the fairness of the offer, the board did not consider the net book value of the Company or the liquidation value of the Company. The board did not consider net book value or liquidation value because these values do not incorporate the fact that the Company is a going concern and ignore factors such as goodwill and intangible assets. The net book value of a Class A common share was $8.33 as of June 30, 2004. Neither the board nor management knows the current liquidation value of the Company. The board adopted Loveman-Curtiss’ valuation of no more than $4.80 per Class A common share as the going concern value of the Company, as discussed below.

As discussed on page 14 of the Offer Memorandum, in the section entitled "Our Position as to the Fairness of the Offer to Unaffiliated Shareholders.", we considered the appraisal and fairness opinion prepared by Loveman-Curtiss. The income approach utilized by Loveman-Curtiss incorporated the going concern value of the Company. Loveman-Curtiss’ conclusion in the appraisal was that the value of each Class A common share was no more than $4.80, reflecting the going concern value of the Company, and was consistent with recent prices in trading of the Class A common shares. As indicated on page 13 of the Offer Memorandum, our board considered the appraisal and fairness opinion of Loveman-Curtiss when determining the offer price and its fairness to both the odd-lot shareholders and other shareholders. The Loveman-Curtiss fairness opinion states that the offer is fair to "the Class A shareholders" without distinguishing between shareholders that sell their shares and the remaining shareholders.

The income approach utilized by Loveman-Curtiss reflects expected ownership benefits. Based on economic, industry and Company factors, the Class A common shares were valued based on cash flow to minority shareholders as independently projected by Loveman-Curtiss and assuming cost savings resulting from the offer and potential subsequent termination of the Company’s reporting obligations under the Securities and Exchange Act of 1934. The Loveman-Curtiss appraisal includes the following projections:

• Sales: grow to approximately $16.1 million in fiscal 2004, management’s plan, for which interim results are on track. Sales decline in 2005 after the Pennsylvania program ends, and then increase 10% per year, a rate in excess of the industry forecast.

• Cost of sales: at 2004 plan average of 52% of sales including the Pennsylvania program, but then rise to 54% in line with historical norms.

• Operating expense: at 2004 plan, then reducing in 2005 as the Pennsylvania program ends and rising thereafter.

• Other income: increases with revenue after 2005.

• Interest expense: none, as no borrowings are projected to be required.

• Short-term debt: none required.

• Long-term debt: none required.

• Income tax: "C" election maintained; 39% effective tax rate; $1.7 million deferred tax asset (tax loss carry forwards and credits) applied to offset pretax income and resulting tax liability.

• Shareholder equity: no dividends paid, no other distributions, investments, option exercises, or redemptions.

• Other assets and liabilities: grow with sales after 2005, except for capital expenditures equaling depreciation.

• Operating income: will average $480,000 over the next five years with significant volatility.

• Cash flow to equity: will average $179,000 over the next five years with significant volatility.

• Balance sheet strength: will increase as the Company becomes more liquid.

In preparing the appraisal, Loveman-Curtiss’ assumptions included consistent business and financial strategies, and management, economic, financial, political, regulatory and legal environment continuity. Other assumptions Loveman-Curtiss made included the sales growth rate, gross profit margins, operating expense ratios, and tax loss carry forward applications, which lead to uneven cash flows to equity, with outflows in 2005 to 2007 as the Company grows.

Loveman-Curtiss utilized a 25% discount rate to cash flow to equity with 5% long-term growth. This discount rate exceeds the limited risk United States Treasury bond rate and approaches the rate on high-risk assets like subordinated loans. Loveman-Curtiss felt that the discount rate was appropriate given the risks confronting the Company and its investors. The discount rate was based on long-term average rates of return on securities investments. Loveman-Curtiss utilized a long-term rate of return because businesses are typically managed with a long-term view. Loveman-Curtiss assumed annual cost savings from deregistration to the Company of over $100,000.

Loveman-Curtiss did not recommended the amount of consideration to be paid in the offer. The estimated aggregate compensation Loveman-Curtiss received in connection with the appraisal and fairness opinion was $8,500. Complete copies of the appraisal and fairness opinion are available on the Company’s website at http://www.hickok-inc.com/files/financial/.

The Company furnished a copy of its fiscal year 2004 strategic plan (the "Strategic Plan") to Loveman-Curtiss in connection with the appraisal. The Strategic Plan contains our product and organizational plans for fiscal year 2004 operations and a forecast for fiscal 2004 results of operations. The Strategic Plan also discusses fiscal year 2003 results, the Pennsylvania emissions program, the automotive aftermarket and the fastening controls, indicators and original equipment manufacturer markets. The Company also provided Loveman-Curtiss a revenue and expense forecast for the period from fiscal year 2005 through fiscal year 2009. Beginning on page 15 below, we have reproduced the projections developed by Loveman-Curtiss that are included in the appraisal and incorporate the Company’s projections.

In considering the fairness of the offer, our board determined that neither of the following were necessary to approve the offer:

  approval of a majority of disinterested shareholders; or

  retention by the non-employee directors of an unaffiliated representative to negotiate the terms of the offer on behalf of disinterested shareholders.

Our board determined that neither of the above procedures were necessary due to the fact that the decision to accept the offer is voluntary and that the offer price represents a significant premium to the current market price and the appraisal’s conclusion. In addition, our board considered the fairness opinion of Loveman-Curtiss. The offer was unanimously approved by our non-employee directors.

BENEFICIAL OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS AND 10%
OR GREATER SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our common shares by each person described above, as of August 2, 2004. Except as otherwise noted, each person indicated has sole voting and investment power with respect to the securities listed.

Title of Class	Name and Business Address of Beneficial Owner	Number of Shares Beneficially Owned (1)	Percent of Class	Percent of Class After Offer(11)
Common Shares, $1.00 par value, Class A and B	Thomas F. Bauman 10514 Dupont Avenue Cleveland, Ohio 44108	16,800 Class A (2)	2.2%	2.2%
	Robert L. Bauman 10514 Dupont Avenue Cleveland, Ohio 44108	76,888 Class A (3) 116,006 Class B (4)	9.6% 25.5%	9.7% 25.5%
	Gretchen L. Hickok (5) 3445 Park East, Apt. A203 Solon, Ohio 44139	3,834 Class A 115,056 Class B	* 25.3%	* 25.3%
	Patricia H. Aplin (5) 7404 Camale Drive Pensacola, Florida 32504	4,994 Class A 118,042 Class B	* 25.9%	* 25.9%
	Koonce Securities, Inc. 6550 Rock Spring Drive Bethesda, Maryland 20817	181,639 Class A (6)	23.8%	24.0%
	T. Harold Hudson 10514 Dupont Avenue Cleveland, Ohio 44108	10,500 Class A (7)	1.4%	1.4%
	James T. Martin 10514 Dupont Avenue Cleveland, Ohio 44108	4,400 Class A (8)	*	*
	Michael L. Miller 10514 Dupont Avenue Cleveland, Ohio 44108	14,000 Class A (7)	1.8%	1.8%
	James Moreland 10514 Dupont Avenue Cleveland, Ohio 44108	3,000 Class A (8)	*	*
	Hugh S. Seaholm 10514 Dupont Avenue Cleveland, Ohio 44108	333 Class A (9)	*	*
	Janet H. Slade (5) 5862 Briar Hill Drive Solon, Ohio 44139	10,843 Class A (7) 105,762 Class B	1.4% 23.3%	1.4% 23.3%
	Gregory M. Zoloty 10514 Dupont Avenue Cleveland, Ohio 44108	18,500 Class A (10)	2.4%	2.4%
	All directors and executive officers as a group (9 persons)	155,264 Class A (12)	18.0% 48.8%	18.1% 48.8%

* Less than one percent

(1)  Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, a person is deemed to be a beneficial owner of a security if he or she has or shares voting or investment power in respect of such security or has the right to acquire beneficial ownership within 60 days. Accordingly, the amounts shown throughout this offer do not purport to represent beneficial ownership, except as determined in accordance with said Rule.

(2)   Includes 16,000 Class A common shares which Mr. Bauman, as a Named Executive Officer, has the right to acquire upon the exercise of immediately exercisable options.

(3)   Excludes 2,720 Class A common shares registered in the name of Mr. Bauman’s children, with respect to which Mr. Bauman disclaims any beneficial interest. Includes an aggregate of 34,500 Class A common shares which may be acquired by Mr. Bauman upon the exercise of immediately exercisable options. The ownership of 42,388 shares held by the Susan F. Bauman Trust is attributed to Mr. Bauman pursuant to the Securities and Exchange Commission rules.

(4)   The ownership of 116,006 Class B common shares held by the Robert L. Bauman Trust is attributed to Mr. Bauman pursuant to the Securities and Exchange Commission rules.

(5)   Daughter of the late Robert D. Hickok.

(6)   Based on a Schedule 13G/A dated February 27, 2004 filed with the Securities and Exchange Commission.

(7)   Includes 9,000 Class A common shares which the individual, as a director, has the right to acquire upon the exercise of immediately exercisable options.

(8)   Includes 3,000 Class A common shares which the individual, as a director, has the right to acquire upon the exercise of immediately exercisable options.

(9)   Includes 333 Class A common shares which the individual, as a director, has the right to acquire upon the exercise of immediately exercisable options.

(10)   Includes 18,500 Class A common shares which Mr. Zoloty has the right to acquire upon the exercise of immediately exercisable options

(11)   Assumes maximum participation in the offer.

(12)   Includes 102,333 Class A common shares the directors and executive officers of the Company have the right to acquire upon the exercise of immediately exercisable options.

CONDITIONS TO THIS OFFER

Notwithstanding any other provision of our offer, we will not be required to accept for payment, purchase or pay for any shares tendered, and may terminate or amend our offer or may postpone the acceptance for payment of, or the purchase of and the payment for shares tendered, if at any time on or after October 29, 2004 and prior to the expiration date, any of the following events occur or are determined by us to have occurred, that, in our reasonable judgment in any such case and regardless of the circumstances giving rise to the event, excluding any action or omission to act by us, makes it inadvisable to proceed with our offer or with acceptance for payment or payment for the shares in our offer:

(1) there shall have been threatened, instituted or pending before any court, agency, authority or other tribunal any action, suit or proceeding by any government or governmental, regulatory or administrative agency or authority or by any other person, domestic or foreign, or any judgment, order or injunction entered, enforced or deemed applicable by any court, authority, agency or tribunal, which:

(a) challenges or seeks to make illegal, or to delay or otherwise directly or indirectly to restrain, prohibit or otherwise affect the making of our offer, the acquisition of shares under our offer, or is otherwise related in any manner to, or otherwise affects, our offer; or

(b) could, in our reasonable judgment, materially affect the business, condition (financial or other), income, operations or prospects of us and our subsidiaries, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of us and our subsidiaries, taken as a whole, or materially impair our offer’s contemplated benefits (such as becoming a private, non-reporting company and related cost and management time savings) to us;

(2) there shall have been any action threatened or taken, or any approval withheld, or any statute, rule or regulation invoked, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to our offer or us or any of our subsidiaries, by any government or governmental, regulatory or administrative authority or agency or tribunal, domestic or foreign, which, in our reasonable judgment, would or might directly or indirectly result in any of the consequences referred to in clause (a) or (b) of paragraph (1) above;

(3) the declaration of any banking moratorium or any suspension of payments in respect of banks in the United States (whether or not mandatory);

(4) any general suspension of trading in, or limitation on prices for, securities on any United States national securities exchange or in the over-the-counter market;

(5) the commencement or escalation of a war, armed hostilities or any other national or international crisis, including terrorism events, directly or indirectly involving the United States;

(6) any limitation (whether or not mandatory) by any governmental, regulatory or administrative agency or authority on, or any event that, in our reasonable judgment, might materially affect, the extension of credit by banks or other lending institutions in the United States;

(7) a 15% decrease in the market price of equity securities generally in the United States or any change in the general political, market, economic or financial conditions or in the commercial paper markets in the United States or abroad that could have, in our reasonable judgment, a material adverse effect on the business, condition (financial or otherwise), income, operations or prospects of us and our subsidiaries, taken as a whole, or on the trading in our shares;

(8) in the case of any of the foregoing existing at the time of the announcement of our offer, a material acceleration or worsening thereof; or

(9) any change or event occurs, is discovered, or is threatened to the business, condition (financial or otherwise), income, operations, or prospects of us or our subsidiaries, or in ownership of our shares, which may reasonably be deemed material and adverse to us.

The conditions listed above are for our sole benefit and we may assert those conditions regardless of the circumstances (excluding our action or inaction) that give rise to the conditions and we may, in our reasonable discretion, waive any of the conditions listed above, in whole or in part, before the expiration date. Our failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any of these rights, and each of these rights shall be deemed an ongoing right that may be asserted by us at any time prior to the expiration of our offer. However, all conditions, other than those involving the receipt of necessary government approvals, must be satisfied or waived before the expiration of our offer. Any determination or judgment by us concerning the events described above will be final and binding on all parties.

In addition, if any of the conditions listed above occur, we may delay payments to shareholders who tendered shares. In the case of the occurrence of one of the conditions listed above, we will as soon as practicable, either assert the condition and return any tendered shares and related materials or distribute payments to eligible shareholders. Completion of the offer and payment for shares despite the occurrence of one of the listed events constitutes a waiver of the condition. After the waiver of any condition, at least five business days will remain in the offer.

WAIVER OF CONDITIONS

If we waive any of the conditions of the offer or any defect or irregularity in any tender with respect to any particular shares or any particular shareholder we will waive the particular conditions with respect to all shareholders eligible to participate in the offer.

NO DISSENTERS’ OR APPRAISAL RIGHTS

Ohio law does not require that shareholders approve the offer. In addition, under Ohio law, shareholders are not entitled to exercise dissenters' or appraisal rights in connection with the offer. Our board of directors has not granted any shareholder any voting, appraisal or dissenters' rights in connection with the offer and is not aware of any other rights available to shareholders who object to the offer under Ohio law.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. We have also filed a Transaction Statement on Schedule 13E-3 with the SEC relating to the offer. You may read and copy this or any other report or information that we file with the SEC at the SEC’s Public Reference Room located at 450 Fifth Street, N.W., Washington D.C. 20549. You may also receive copies of these documents upon payment of a duplicating fee, by writing to the SEC’s Public Reference Section. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room in Washington D.C. and other locations. Our filings are also available to the public through the SEC’s web site at http://www.sec.gov and on the Company’s website at http://www.hickok-inc.com/files/financial/.

The SEC allows us to incorporate by reference into this Supplement and the Offer Memorandum information contained in our annual and quarterly reports. This means that we can disclose this information to you by referring you to other documents that we have previously filed separately with the SEC. The information incorporated by reference is considered to be a part of this offer to purchase, except for any information that is modified or superseded by information contained in this offer to purchase or any other subsequently filed document. The financial information incorporated by reference is an important part of this offer to purchase and we urge all eligible shareholders to read this financial information in its entirety before tendering their shares.

The following financial information has been filed by us with the SEC and is incorporated by reference into this Supplement and the Offer Memorandum:

1. Annual Report on Form 10-K for the fiscal year ended September 30, 2003; and

2. Quarterly Report on Form 10-QSB for the nine months ended June 30, 2004.

We incorporate by reference any additional documents that we may file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this offer and prior to the expiration of the offer, or any extension thereof.

No person is authorized to give any information or represent anything not contained in this Supplement, the Offer Memorandum or related documents. We are only making the offer in places where offers to purchase our Class A common shares are permitted. The information contained in this offer to purchase, as well as any report or information we file with the SEC, is only current as of the date of that information. Our business, financial condition, results of operations and prospects may have changed since that date.

The documents containing information incorporated by reference into this Supplement are available from us, without exhibits unless exhibits are also incorporated by reference, without charge upon request to Hickok at 1-800-342-5080 (ask for the Shareholder Offer Desk) or by e-mail at Shareholder.Offer@Hickok-inc.com. Any documents so requested will be mailed to you by first class mail, or another equally prompt means, within one business day after your request is received.

PROJECTIONS

Below we have reproduced the projections developed by Loveman-Curtiss that are included in the appraisal and incorporate the Company’s projections. The complete copy of the appraisal is available on the Company’s website at http://www.hickok-inc.com/files/financial/.
Loveman-Curtiss Financial Analysis of the Company’s Forecasts
Financial			Actual Amount					Projected Amount
Statements	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008
Sales	$18,826,827	$18,274,626	$15,261,149	$12,391,642	$11,037,946	$16,110,000	$12,750,000	$14,025,000	$15,428,000	$16,971,000
Cost of Sales	-$11,541,685	-$10,510,904	-$9,486,573	-$6,384,149	-$6,111,802	-$8,377,000	-$6,885,000	-$7,574,000	-$8,331,000	-$9,164,000
Gross Profit	$7,285,142	$7,763,722	$5,774,576	$6,007,493	$4,926,144	$7,733,000	$5,865,000	$6,451,000	$7,097,000	$7,807,000
Operating Expense	-$7,912,169	-$8,097,378	-$6,913,854	-$5,769,031	-$6,178,452	-$6,693,000	-$6,000,000	-$6,300,000	-$6,615,000	-$6,946,000
Operating Income	-$627,027	-$333,656	-$1,139,278	$238,462	-$1,252,308	$1,040,000	-$135,000	$151,000	$482,000	$861,000
Net Other	$51,527	-$440,381	$40,929	$30,850	$49,895	$60,000	$60,000	$66,000	$73,000	$80,000
Interest Expense	-$68,171	-$60,367	-$49,057	-$7,706	-$3,243	$0	$0	$0	$0	$0
Non-Operating Income	-$16,644	-$500,748	-$8,128	$23,144	$46,652	$60,000	$60,000	$66,000	$73,000	$80,000
Pretax Income	-$643,671	-$834,404	-$1,147,406	$261,606	-$1,205,656	$1,100,000	-$75,000	$217,000	$555,000	$941,000
Income Taxes	$375,500	$423,800	$485,300	-$17,200	$471,000	-$429,000	$29,000	-$85,000	-$216,000	-$366,000
Net Income	-$268,171	-$410,604	-$662,106	$244,406	-$734,656	$671,000	-$46,000	$132,000	$339,000	$575,000
Dividends	-$119,975	$0	$0	$0	$0	$0	$0	$0	$0	$0
Sales Growth Rate [%]		-2.9	-16.5	-18.8	-10.9	46.0	-20.9	10.0	10.0	10.0

Cash	$533,579	$313,553	$576,664	$2,261,774	$2,365,971	$3,153,000	$3,078,000	$2,832,000	$2,879,000	$3,260,000
Receivables	$3,377,291	$3,020,754	$3,190,930	$2,420,614	$1,697,549	$1,900,000	$1,900,000	$2,090,000	$2,299,000	$2,529,000
Inventories	$5,708,098	$5,860,217	$3,994,347	$3,291,328	$3,291,328	$3,800,000	$3,500,000	$3,850,000	$4,235,000	$4,659,000
Other	$567,093	$697,241	$263,069	$818,906	$178,781	$175,000	$175,000	$193,000	$212,000	$233,000
Current	$10,186,061	$9,891,765	$8,025,010	$8,792,622	$7,533,629	$9,028,000	$8,653,000	$8,965,000	$9,625,000	$10,681,000
Net Fixed	$2,225,253	$1,947,843	$1,632,386	$1,462,068	$1,265,984	$1,200,000	$1,200,000	$1,200,000	$1,200,000	$1,200,000
Other	$1,870,826	$1,927,001	$2,520,157	$2,048,692	$1,580,450	$1,151,000	$1,180,000	$1,095,000	$879,000	$513,000
Assets	$14,282,140	$13,766,609	$12,177,553	$12,303,382	$10,380,063	$11,379,000	$11,033,000	$11,260,000	$11,704,000	$12,394,000
Short Debt	$232,616	$708,128	$40,128	$11,334	$0	$0	$0	$0	$0	$0
Payables	$682,950	$401,806	$314,163	$374,024	$294,216	$300,000	$300,000	$330,000	$363,000	$399,000
Other	$797,345	$858,598	$828,115	$687,252	$628,273	$950,000	$650,000	$715,000	$787,000	$866,000
Current	$1,712,911	$1,968,532	$1,182,406	$1,072,610	$922,489	$1,250,000	$950,000	$1,045,000	$1,150,000	$1,265,000
Long Debt	$417,928	$155,855	$8,781	$0	$0	$0	$0	$0	$0	$0
Other	$41,500	$0	$0	$0	$0	$0	$0	$0	$0	$0
Equity	$12,109,801	$11,642,222	$10,986,366	$11,230,772	$9,457,574	$10,129,000	$10,083,000	$10,215,000	$10,554,000	$11,129,000
Liabilities & Equity	$14,282,140	$13,766,609	$12,177,553	$12,303,382	$10,380,063	$11,379,000	$11,033,000	$11,260,000	$11,704,000	$12,394,000

 The Depositary for the Offer is:

By Mail:	By Facsimile Transmission:	By Hand or Overnight Courier:
Computershare Trust Company of New York Wall Street Station P.O. Box 1010 New York, NY 10268-1010	For Eligible Institutions Only: (212) 701-7636 For Confirmation Only Telephone: (212) 701-7600	Computershare Trust Company of New York Wall Street Plaza 88 Pine Street, 19th Floor New York, NY 10005

Additional copies of this Supplement, the Offer Memorandum, the acceptance card or other offer materials may be obtained from Hickok at 1-800-342-5080 (ask for the Shareholder Offer Desk) or by e-mail at Shareholder.Offer@Hickok-inc.com.

Questions and requests for assistance with the tender procedures also should be directed to Hickok at 1-800-342-5080 (ask for the Shareholder Offer Desk) or by e-mail at Shareholder.Offer@Hickok-inc.com.